Via EDGAR Correspondence

November 5, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Imperial Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 14, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 13, 2013
File No. 001-35064

Dear Mr. Rosenberg:

This letter sets forth the response of Imperial Holdings, Inc. (the “Company” or “Imperial”) to the comment letter, dated October 25, 2013, of the staff of the Division of Corporation Finance (the “Staff”), with respect to Imperial’s Form 10-K for the fiscal year ended December 31, 2012 (filed on March 28, 2013), Form 10-Q for the quarter ended March 31, 2013 (filed on May 14, 2013) and Form 10-Q for the quarter ended June 30, 2013 (filed on August 13, 2013). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence, followed by the Company’s response.

General

1.	Please refer to prior comment one. We acknowledge your intention to amend the Form 10-K for the fiscal year ended December 31, 2012 and the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2013 to include revised Section 302 certifications.

Response:

As discussed with the Staff and as acknowledged in comment #1 above, the Company intends to file (i) Amendment No. 1 to its Form 10-K for the fiscal year ended December 31, 2012; (ii) Amendment No. 1 to its Form 10-Q for the quarter ended March 31, 2013; and (iii) Amendment No. 1 to its From 10-Q for the quarter ended June 30, 2013, in each case containing revised Section 302 certifications, promptly upon resolution of comment #2 below.

Mr. Jim B. Rosenberg

November 5, 2013

Form 10-Q for Quarterly Period Ended June 30, 2013

Notes to Consolidated Financial Statements

(1) Description of Business

Revolving Credit Facility and Related Transactions, page 11

2.	Please help us understand why you believe that the fair value of your investment in life settlements is reasonable considering premiums you paid to keep the life settlements you acquired on April 30, 2013 in force through June 30, 2013 amounted to $20.7 million, which represents 14.8% of the $139.6 million June 30, 2013 fair value you determined for life settlements you acquired on April 30, 2013.

Response:

The Company respectfully submits that its reported fair value of its investment in life settlements is reasonable at June 30, 2013. As a general matter and as discussed further below, while life settlements are Level 3 assets requiring significant management estimation, the Company has established protocols for ensuring the reasonableness of its fair value calculations.

The Company uses a probabilistic method of valuing life insurance policies, which it believes to be the preferred valuation method in the industry. This approach determines the probability of survival of an insured and applies that probability to expected premium payments throughout the expected life of the insured. This approach also determines the probability of death of an insured and applies that probability to the face amount of the life insurance policy to determine the expected death benefits collected throughout the expected life of the insured. In using this approach, the net expected cash flow is calculated as the expected death benefits collected by the Company less the expected premium payments made by the Company to keep the policies in-force. The net expected cash flow is then discounted to its present value as of the reporting date to determine the fair value of the policy.

By way of illustration on a given policy, applying a probabilistic mortality curve to an insured that has an average life expectancy of 15.5 years, the expected death benefit of $10.0 million would be offset by the total expected premiums to be paid by the Company on that insured’s policy of $3.9 million — an undiscounted net cash inflow of $6.1 million. Upon applying a discount rate of 20.61% at June 30, 2013, the policy would have a fair value of $395,000. Note that this approach considers the fact that the insured may die before or after the 15.5 years of reported life expectancy.

Probabilistic Method
Expected Death Benefit	$10,000,000
Expected Premiums	$3,921,230

Total Net Cash Flow	$6,078,770

Present Value of Cash Flow	$394,699

Average Life Expectancy	15.5 yrs.

Discount Rate	20.61%

Mr. Jim B. Rosenberg

November 5, 2013

The following table breaks out the fair value of policies owned by the Company at June 30, 2013 with life expectancies in excess of 5 years:

Remaining Life	Number of Policies	Face Value	Fair value	% of face
5-6	19	80,925,000	16,869,525	21%
6-7	34	146,780,000	30,560,924	21%
7-8	38	165,033,000	22,086,646	13%
8-9	43	226,570,206	32,463,103	14%
9-10	50	228,402,666	28,478,827	12%
10-11	67	347,878,982	30,510,353	9%
11-12	55	265,978,920	20,291,524	8%
12-13	60	332,407,500	19,654,911	6%
13-14	62	304,815,500	12,797,987	4%
14-15	47	206,807,000	7,493,357	4%
15-16	53	257,554,350	9,209,282	4%
Thereafter	78	378,487,000	7,560,722	2%

Total	627	2,941,640,124	237,977,161	8%

As noted in its periodic filings, the most significant inputs into the Company’s fair value determinations are the life expectancy of the insured and the discount rate. The Company has various controls in place to ensure the reasonableness of these inputs and their application in the Company’s fair value model. For example, the Company takes an average of two life expectancies furnished by AVS Underwriting LLC and 21st Services LLC, respectively, a methodology that the Company believes is consistent with methodologies used by the majority of investors in the life settlements industry. With respect to discount rates, while the Company derives its own range of discount rates, it procures third party analyses that report discount rates from publicly disclosed transactions and monitors the public reports of certain of its competitors to help gauge the risk premium required by, and actions of, a willing buyer and a willing seller in an orderly transaction, which helps to ensure the reasonableness of the Company’s conclusions.

In addition, the Company engages third party actuaries and consultants to separately value its portfolio as of each reporting period and considers their results before concluding on its own valuation. Given the high level of estimation required for calculating the fair value of investment in life settlements, the Company also provides sensitivity analyses in its periodic reports to inform investors of the results that may occur if the Company’s estimates and actual results vary.

Specifically in regards to the $20.7 million the Company paid in premiums during the last two months of the second quarter of 2013 to maintain certain of the policies it acquired on April 30, 2013, the Company believes that this amount is not indicative of its quarterly premium load on a go-forward basis. By way of background and as part of its portfolio management and premium optimization strategies, the Company generally establishes a quarterly premium payment schedule for the policies in its portfolio. In contrast and prior to the effectiveness of the termination agreement with Lexington Insurance Company (the “LPIC Provider”), substantially all of the 416 policies were not paid according to a schedule and the vast

Mr. Jim B. Rosenberg

November 5, 2013

majority of the policies were instead being paid by the LPIC Provider only upon receipt of grace notices1 from insurance carriers. Approximately $6.9 million, or 33%, of the $20.7 million paid in premiums is attributable to “catch up” payments to transition these policies out of “grace” and on to quarterly premium payment schedules.

Additionally, certain of the policies acquired by the Company on April 30, 2013 were designed to front-load premium payments in what is referred to as “required annual payments” or a “RAP.” After the completion of the RAP payments, policies with this feature do not require further premium payments for approximately four years. Approximately $9.1 million, or 44%, of the $20.7 million in paid in premiums is attributable to these final RAP payments due on 72 of the 416 policies.

After accounting for paid-in premiums in respect of catch up and RAP payments, only $4.7 million of the $20.7 million is attributable to normalized quarterly premium payments. A break-out of the $20.7 million in premium payments is as follows:

Catch Up Payments	$6,869,257.58
Rap Payments	$9,134,276.00
Expected Normal Payments	$4,666,666.67

Total payments at 6/30/13	$20,670,200.25

Further, it should be noted that 62 additional policies also had the RAP payments feature, but all necessary RAP payments had been made prior to the acquisition by the Company and no premiums are due on these policies for at least the next 12 months. It is the Company’s expectation that the 416 policies acquired on April 30, 2013 will require quarterly premium payments of approximately $7 million.

**********************

Imperial acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this resolves the Staff’s comments. Should you have any questions or comments regarding the Company’s filing of this response letter, please contact me at (561) 995-4206.

[1]	A grace notice informs the owner of a life insurance policy that the policy will lapse unless a specified amount is paid by the date indicated in the notice.

Mr. Jim B. Rosenberg

November 5, 2013

Sincerely,

/s/ Michael Altschuler
Michael Altschuler
General Counsel & Secretary
Imperial Holdings, Inc.